SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement   ☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12.

HARRIS CORPORATION
(Name of Registrant as Specified in its Charter)

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☒ No fee required.

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☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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HARRIS

HARRIS CORPORATION
1025 West NASA Boulevard
Melbourne, Florida 32919

September 14, 2001

Dear Fellow Shareholder:

You are cordially invited to attend the 2001 Annual Meeting of Shareholders of Harris Corporation. The meeting will be held at the Customer Briefing Center of the Harris Corporation Corporate Headquarters at 1025 West NASA Boulevard in Melbourne, Florida, on Friday, October 26, 2001, starting at 10:00 a.m., local time.

The accompanying notice of the meeting and the proxy statement cover the formal business of the meeting, which includes: (1) the election of three directors for a three-year term expiring in 2004, and (2) the ratification of the appointment of independent auditors for fiscal year 2002. Your Board of Directors unanimously believes that the election of its nominees for directors and the ratification of its selection of independent auditors are in the best interests of Harris and its stockholders and, accordingly, recommends a vote FOR election of the nominees for directors and FOR the ratification of Ernst & Young LLP as Harris' independent auditors for fiscal 2002.

Following the business session, I will report on current operations and on our forward plans. After these reports, there will be an open discussion period during which your questions and comments will be welcome.

The attendance of shareholders at our annual meetings has been helpful in maintaining communication and understanding. We hope you will be able to join us. Whether or not you plan to attend, you can ensure your shares are represented at the meeting by voting via telephone or the Internet or by promptly completing, signing, dating, and returning your proxy card in the enclosed envelope. Instructions for these convenient ways to vote are set forth on the enclosed voting instruction card.

Cordially,

Phillip W. Farmer
Chairman, President and
Chief Executive Officer

YOUR VOTE IS IMPORTANT.
PLEASE VOTE BY TELEPHONE OR THE INTERNET
OR SIGN, DATE, AND RETURN YOUR PROXY CARD.

HARRIS CORPORATION

1025 West NASA Boulevard
Melbourne, Florida 32919

Notice of 2001
Annual Meeting of Shareholders
To be Held October 26, 2001

TO THE HOLDERS OF COMMON STOCK
OF HARRIS CORPORATION:

The 2001 Annual Meeting of Shareholders of Harris Corporation will be held at the Customer Briefing Center of the Harris Corporation Corporate Headquarters at 1025 West NASA Boulevard, Melbourne, Florida, on Friday, October 26, 2001, at 10:00 a.m., local time, for the following purposes:

1. To elect three directors for a three-year term expiring in 2004;

2. To ratify the selection of Ernst & Young LLP as the Corporation's independent auditors for fiscal year 2002; and

3. To transact such other business as may properly come before the meeting or any adjournments thereof.

Holders of common stock of record at the close of business on August 31, 2001, will be entitled to vote at the meeting and all adjournments thereof.

Your Board of Directors urges shareholders to vote **For** items 1 and 2.

By Order of the Board of Directors
Richard L. Ballantyne
Corporate Secretary

Melbourne, Florida
September 14, 2001

IMPORTANT NOTICE

Your vote is important. If you do not expect to attend the Annual Meeting of Shareholders or if you plan to attend but wish to vote by proxy, please vote electronically via the Internet or by telephone or complete, date, sign, and mail promptly the enclosed proxy card for which a return envelope is provided.

HARRIS CORPORATION
2001 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

TABLE OF CONTENTS

HARRIS CORPORATION

1025 West NASA Boulevard
Melbourne, Florida 32919

Proxy Statement
Annual Meeting of Shareholders
to be held October 26, 2001

GENERAL INFORMATION

We are furnishing this proxy statement in connection with the solicitation of proxies by the Board of Directors of Harris Corporation for use at the 2001 Annual Meeting of Shareholders to be held on October 26, 2001, and at any adjournments thereof.

On September 14, 2001, we commenced mailing (1) this proxy statement, (2) the accompanying proxy card and instructions, (3) a copy of our 2001 Annual Report to Shareholders, and (4) our Annual Report on Form 10-K for the fiscal year ended June 29, 2001, to our shareholders.

Purpose of Meeting

The purpose of the 2001 Annual Meeting of Shareholders is to obtain shareholder action on the matters outlined in the notice of meeting included with this proxy statement. These matters include the election of three directors and the ratification of the selection of Ernst & Young LLP as our independent auditors for fiscal year 2002. This proxy statement provides you with detailed information about each of these matters.

We encourage you to read this proxy statement carefully. In addition, you may obtain information about Harris from the other documents delivered with this proxy statement.

Record Date and Outstanding Shares

The record date for the shareholders entitled to vote at the Annual Meeting is August 31, 2001.

Only our common stock has voting rights. On the record date, there were 65,932,794 shares outstanding and approximately 9,222 holders of record. Each share is entitled to one vote. The attendance by proxy or in person of holders of a majority of the shares entitled to vote at the meeting will constitute a quorum to hold the meeting.

Voting Instructions

You are entitled to one vote for each share of common stock that you own as of the close of business on August 31, 2001. Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you hold your shares and the method you decide to use to vote, it is important that you follow the instructions that apply to your particular situation.

You have a choice of voting by telephone, Internet, or mail, or by voting in person at the meeting. The telephone and Internet procedures use a control number to authenticate shareholders of record, allow you to vote your shares, and confirm that your instructions have been properly recorded.

Even if you plan to attend the meeting, you can vote by telephone, Internet, or mail.

If Your Shares are Held in Your Name

Voting by Telephone

The telephone voting procedure is simple and fast. Dial the 800 number on your proxy card and voting instruction form and listen for further directions. You must have a touch-tone phone and a control number on your proxy card in order to respond to the questions. This vote will be counted immediately, and there is no need to send in your proxy card.

Voting by Internet

Voting on the Internet is also easy and fast. Read your proxy card and voting instruction form and follow the directions. You will need to have and enter your control number, which is located in the gray shaded box on the bottom right side of your proxy card and voting instruction form. This vote will be counted immediately, and there is no need to send in your proxy card.

Voting by Mail

If you are a shareholder of record, you can save Harris expense by voting by telephone or on the Internet. Alternatively, you can vote by mail by completing, signing, dating, and mailing the enclosed proxy card.

Voting in Person at the Meeting

If you plan to attend the meeting, you can vote in person. In order to vote at the meeting, you will need to bring proper identification and evidence of your share ownership with you to the meeting.

Revoking your Proxy

As long as your shares are registered in your name, you may revoke your proxy at any time before it is exercised. There are several ways you can do this:

- By filing a written notice of revocation with our Corporate Secretary;
- By duly signing and delivering a proxy that bears a later date;
- By subsequently voting by telephone or Internet as described above; or
- By attending the meeting and voting in person.

If Your Shares are Held in "Street Name"

Voting by Mail, Telephone, or Internet

If your shares are registered in the name of your broker or nominee, you should vote your shares using the method directed by that broker or other nominee. A large number of banks and brokerage firms are participating in the ADP Investor Communication Series online program. This program provides eligible "street" name shareholders the opportunity to vote via the Internet or by telephone. Voting forms will provide instructions for shareholders whose bank or brokerage firm is participating in ADP's program.

Voting in Person at the Meeting

If you plan to attend the meeting and to vote in person, you should contact your broker or nominee to obtain a broker's proxy card and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the meeting.

Revoking your Proxy

If your shares are held in street name, you must contact your broker or nominee to revoke your proxy.

Voting Rules; Required Vote

By giving us your proxy, you authorize Harris' management to vote, in the manner you indicate, your shares at the meeting or any adjournments thereof.

Proposal 1: Election of Directors

With respect to the election of nominees for directors, you may:

- Vote "for" the election of all three of the nominees for director named in this proxy statement;
- "Withhold" authority to vote for all three of the nominees; or
- "Withhold" authority to vote for one or more of the nominees and vote "for" the remaining nominee or nominees.

If a quorum is present at the meeting, the three nominees receiving the greatest number of votes will be elected to serve as directors. Because of this, non-voted shares and shares whose votes are withheld will not affect the outcome of the election for directors; and, withholding authority to vote for a particular nominee will not prevent that nominee from being elected. Shareholders may not vote for more than three nominees.

Proposal 2: Ratification of Auditors

With respect to the proposal to ratify the appointment of Ernst & Young LLP as our independent auditors for fiscal year 2002, you may:

- Vote "for" ratification;
- Vote "against" ratification; or
- "Abstain" from voting on the proposal.

If a quorum is present at the meeting, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on this proposal will be required to ratify the appointment of independent auditors. Because of this, a vote to abstain from voting on this matter will have the effect of a vote against ratification of the independent auditors.

Unmarked Proxy Cards

If you return your proxy card with no votes marked, your shares will be voted as follows:

- **FOR** the election of the three nominees for director named in this proxy statement; and
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent auditors for fiscal year 2002.

Broker Non-Votes

It is possible for a proxy to indicate that some of the shares represented are not being voted with respect to certain proposals. This occurs, for example, when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares. In these cases, non-voted shares will not be considered present and entitled to vote with respect to that matter, although they may be considered present and entitled to vote for other purposes and will be counted in determining the presence of a quorum. Accordingly, if a quorum is present at the meeting, non-voted shares as to a particular proposal will not affect the outcome of that proposal.

Solicitation of Proxies

We actively solicit proxy participation. We will bear the cost of soliciting proxies, including the preparation, assembly, printing, and mailing. In addition to this notice by mail, we request and encourage brokers, custodians, nominees and others, to supply proxy materials to shareholders, and we will reimburse them for their expenses. Our officers and employees may, by letter, telephone, electronic mail, or in person, make additional requests for the return of proxies, although we do not reimburse our own employees for soliciting proxies. We have also hired Georgeson Shareholder Communications Inc. for a fee of $7,500 plus out-of-pocket expenses to help solicit proxies.

PROPOSAL 1: ELECTION OF DIRECTORS — TERM EXPIRING IN 2004

Our Restated Certificate of Incorporation classifies our Board of Directors into three classes with three-year terms of office ending in different years. This year, the terms of Thomas A. Dattilo, Alfred C. DeCrane, Jr. and Phillip W. Farmer expire at the Annual Meeting. Based upon the recommendation of the Corporate Governance Committee, Thomas A. Dattilo, Alfred C. DeCrane, Jr. and Phillip W. Farmer have each been nominated by the Board for a new three-year term expiring at the Annual Meeting of Shareholders in 2004. In accordance with our Restated Certificate of Incorporation, a director shall hold office until the Annual Meeting of Shareholders for the year in which that director's term expires, and until that director's successor shall be elected and shall qualify, subject, however, to his or her prior death, resignation, retirement, disqualification,

or removal from office. Vacancies may be filled by the remaining directors.

The authorized number of directors is presently fixed at ten. From time to time, the Board considers potential candidates, and as an appropriate candidate is identified, the Board will consider increasing the authorized number of directors. The terms of the continuing directors will expire at subsequent Annual Meetings of Shareholders.

Proxies will be voted in favor of electing Messrs. Dattilo, DeCrane and Farmer to serve for the three-year term expiring in 2004, unless otherwise specified in the proxy card or Internet or telephone voting instructions. Each of the nominees has consented to stand for election. If any nominee becomes unavailable for election, proxies

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voting for that nominee may be voted for a substitute nominee selected by the Board.

None of the directors, including each of the nominees, is related to any other nominee or director, or to any executive officer of Harris or its subsidiaries, by blood, marriage or adoption.

Biographical summaries of the nominees and of the continuing directors appear below, and data with respect to the number of shares of our common stock beneficially owned by them as of July 27, 2001, is set forth in the table on page 12.

NOMINEES FOR ELECTION — TERM EXPIRING IN 2004



Phillip W. Farmer, 63, is our chairman of the board, president and chief executive officer. He joined Harris in 1982 as vice president-general manager of the Government Support Systems Division and was named vice president-Palm Bay Operations, Electronic Systems Sector in 1986 and senior vice president-sector executive in 1988. He was elected president of the Electronic Systems Sector in 1989, executive vice president of Harris in 1991, president and chief operating officer in 1993, and chairman of the board, president and chief executive officer in 1995. Mr. Farmer served as president until July 1, 1999, and was reappointed as president in June 2000.

Mr. Farmer was elected to our Board of Directors in 1993 and is a member of the Executive and Finance Committee and the Investment Committee for the Harris Corporation Retirement Plans.

Prior to his employment with Harris, Mr. Farmer held various management and technical positions with General Electric for twenty years. He is also a director of Vulcan Materials Company and serves on the board of governors of both the Aerospace Industries Association and the Manufacturers Alliance. He is also a trustee of the Florida Institute of Technology.



Thomas A. Dattilo, 50, is chairman, president and chief executive officer of Cooper Tire & Rubber Company, a manufacturer of tires and automotive products. He joined Cooper in January 1999 as president and chief operating officer and became chairman and chief executive officer in April 2000. Prior to joining Cooper, he held senior positions with Dana Corporation. His most recent position was president of Dana's sealing products group.

Mr. Dattilo was elected to our Board of Directors in August 2001. It is expected that Mr. Dattilo's committee assignments will be determined by the Board of Directors at their meeting following the Annual Meeting of Shareholders.

In addition to being on the Cooper Tire & Rubber Company board, he is also a director of the Rubber Manufacturers Association and a member of the Board of Trustees of the Manufacturers Alliance.



Alfred C. DeCrane, Jr., 70, is the retired chairman of the board and chief executive officer of Texaco Inc., a manufacturer of gasoline and other petroleum-based products. He joined Texaco in 1959, became president in 1983, and chairman of the board in 1987, and was elected to the additional position of chief executive officer in 1993. He retired from Texaco in July 1996.

Mr. DeCrane was elected to our Board of Directors in 1996 and is the chairperson of the Corporate Governance Committee and a member of the Audit Committee and the Business Conduct Committee.

Mr. DeCrane is also a director of CIGNA Corporation, Corn Products International, Inc., and U.S. Global Leaders Growth Fund, Ltd., and is a member of the Morgan Stanley International Advisory Board. He also serves as co-chairman of the U.S.-Saudi Arabian Business Council and is a member of the Board of Trustees of the University of Notre Dame.

Recommendation Regarding Proposal 1

Our Board of Directors recommends that you vote FOR each of the nominees.

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CURRENT DIRECTORS NOT UP FOR ELECTION

Biographical summaries of our current directors whose terms continue to run until 2002 or 2003 appear below.

Term Expiring in 2002



John T. Hartley, 71, is our former chairman of the board and chief executive officer. He is the chairperson of the Executive and Finance Committee and the Investment Committee for the Harris Corporation Retirement Plans and a member of the Business Conduct Committee.

He joined Radiation Incorporated in 1956 as a research engineer after serving one year as a member of the faculty of Auburn University. He was appointed a vice president of Radiation in 1961. In 1968, a year after we merged with Radiation, he was named vice president-general manager of the Electronic Systems Division. He was elected vice president-group executive of Harris in 1971, executive vice president and a director in 1976, president and principal operating officer in 1978, president and chief operating officer in 1982, chief executive officer in 1986, and chairman of the board in 1987. He retired from Harris on July 1, 1995.

Mr. Hartley is also a director of AXA Financial Inc. and The Equitable Life Assurance Society of the United States. He is also a director of the National Association of Manufacturers and serves as the chairman of the Board of Trustees of the Florida Institute of Technology. Mr. Hartley is a former member of President Reagan's and President George H. Bush's National Security Telecommunications Advisory Committee and is a past chairman of the Defense Policy Advisory Committee on Trade.



Karen Katen, 52, is corporate executive vice president, Pfizer Inc. and president of the global Pfizer Pharmaceuticals Group. Ms. Katen joined Pfizer in 1974, following receipt of BA and MBA degrees from the University of Chicago.

Ms. Katen was elected to our Board of Directors in 1994 and is chairperson of the Business Conduct Committee and a member of the Corporate Governance Committee and the Management Development and Compensation Committee.

Ms. Katen is also a director of General Motors and the International Council of J.P. Morgan Chase & Co. She is a member of the Pharmaceutical Research and Manufacturers Association of America, the National Pharmaceutical Council, the National Alliance for Hispanic Health, and the American Bureau for Medical Advancement in China. Ms. Katen is also on the national board of trustees for the American Cancer Society Research Foundation and is trustee for the University of Chicago and is also a council member of the Graduate School of Business at the University of Chicago.



Stephen P. Kaufman, 59, is chairman of the board and the retired chief executive officer of Arrow Electronics, Inc., a distributor of semiconductors, peripherals, and components. He became president and chief operating officer of Arrow in 1985, chief executive officer in 1986, and chairman in 1994. He retired as chief executive officer in June 2000. In January 2001 Mr. Kaufman was appointed a senior lecturer at the Harvard Business School. Prior to joining Arrow, he served in executive capacities with Midland-Ross Corporation.

Mr. Kaufman was elected to our Board of Directors in December 1999, and is a member of the Business Conduct Committee and the Management Development and Compensation Committee.

Mr. Kaufman is also a director of Polaroid Corporation and serves on the board of trustees for Long Island University.

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Term Expiring in 2003



Ralph D. DeNunzio, 69, is former chairman of the board and chief executive officer of the investment banking firm of Kidder, Peabody & Co. Incorporated. Following his retirement from Kidder, Peabody in 1987, he became president of Harbor Point Associates, Inc., a private investment and consulting firm in New York City. Mr. DeNunzio served as chairman of the Board of Governors of the New York Stock Exchange from 1971 to 1972 and as vice chairman from 1969 to 1971. He also served as chairman of the Securities Industry Association for the year 1981.

Mr. DeNunzio was elected to our Board of Directors in 1973 and is the chairperson of the Audit Committee and a member of the Business Conduct Committee, the Executive and Finance Committee, and the Investment Committee for the Harris Corporation Retirement Plans.

Mr. DeNunzio is also a director of FDX Corporation and NIKE, Inc.



Joseph L. Dionne, 68, is the retired chairman of the board and chief executive officer of The McGraw-Hill Companies, Inc., a publishing and information company. He joined McGraw-Hill as vice president of its book company in 1967, and after a series of management positions, was elected president and chief operating officer in 1981, president and chief executive officer in 1983, and chairman of the board and chief executive officer in 1988. He retired as chief executive officer of McGraw-Hill in April 1998 and as chairman in December 1999.

Mr. Dionne was elected to our Board of Directors in 1989 and is the chairperson of the Management Development and Compensation Committee and a member of the Business Conduct Committee, the Corporate Governance Committee, and the Executive and Finance Committee.

Mr. Dionne is also a director of AXA Financial Inc., The Equitable Life Assurance Society of the United States, and Ryder System, Inc.

Mr. Dionne is a member of the board of trustees of Hofstra University and Teachers College, Columbia University.



Gregory T. Swienton, 51, is president and chief executive officer of Ryder System, Inc., a logistics and transportation services company. He joined Ryder in June 1999 as president and chief operating officer and was named chief executive officer in November 2000. Prior to joining Ryder he was senior vice president-growth initiatives of Burlington Northern Santa Fe Corporation (BNSF). He held senior positions with BNSF and the former Burlington Northern Railroad from 1994 to 1999 and various executive and management positions with DHL Worldwide Express from 1982 to 1994.

Mr. Swienton was elected to our Board of Directors in February 2000 and is a member of the Audit Committee, the Business Conduct Committee, and the Investment Committee for the Harris Corporation Retirement Plans.

In addition to being on the Ryder board, he is also on the Board of Trustees of St. Thomas University in Miami, Florida.



Alexander B. Trowbridge, 71, is president of Trowbridge Partners Inc., a management consulting firm. He is a past president of the National Association of Manufacturers, in which capacity he served for ten years. He served as president of The Conference Board Inc. from 1970 to 1976 and president of the American Management Association from 1968 to 1970. He was Secretary of Commerce from 1967 to 1968.

Mr. Trowbridge was elected to our Board of Directors in 1990 and is a member of the Audit Committee and the Business Conduct Committee.

Mr. Trowbridge is also a director of Sunoco, Inc. He is a member of the Council on Foreign Relations.

Meetings and Attendance

In fiscal 2001, our Board of Directors held six regular meetings and four special meetings, and the standing committees of our Board met a total

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of 20 times. Each director attended at least 75% of the meetings of the Board and of those committees of which he or she was a member. All of the directors attended an average of 94% of such meetings of the Board and committees on which they serve.

THE BOARD'S COMMITTEES AND THEIR FUNCTIONS

Our Board has established six standing committees to assist in the discharge of its responsibilities. The principal functions of each committee are described below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities to, among other things, (1) oversee our accounting and financial reporting principles and policies and internal controls and procedures, (2) oversee our financial statements and the audit by our independent auditors, and (3) select our independent auditors and evaluate their independence. The Audit Committee is comprised solely of non-employee, independent members of the Board of Directors who are qualified for service under New York Stock Exchange standards.

The Committee meets periodically with our independent auditors and management representatives, as appropriate, to review the scope and results of the annual audit of our financial statements and the recommendations of the independent auditors. The functions of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors and attached as Exhibit A to this proxy statement, include the following:

- Providing advice to the Board in selecting, evaluating, or replacing our independent auditors;
- Ensuring the independence of the independent and internal auditors;
- Reviewing, with management and auditors, overall financial, information systems, and operating controls for Harris;
- Evaluating the professional competency of our financial staff and internal auditors;
- Reviewing the scope of our internal audit program;
- Reviewing the nature and extent of non-audit professional services performed by the independent auditors;
- Reviewing and discussing with the independent auditors and management the scope of the annual audit and the audited financial statements, as well as any significant matters arising from any audit or other reports; and
- Reviewing and discussing with the independent auditors and management quarterly and year-end operating results, reviewing interim financial statements prior to their inclusion in Form 10-Q filings and recommending to the Board of Directors the inclusion of the financial statements in the Annual Report on Form 10-K.

From time to time the Committee also undertakes special projects. These projects have included reviewing our various insurance coverages, our environmental policies, and reviewing and assessing the potential impact of the "Year 2000 issue" upon our operations and our efforts to deal with this impact.

The Committee held seven meetings during the past fiscal year.

Management Development and Compensation Committee

The Management Development and Compensation Committee performs the following primary functions:

- Reviewing and evaluating plans for the compensation, development, succession, training, and utilization of our management resources;
- Reviewing and recommending the use and the terms and provisions of severance agreements in the event of a change of control;
- Reviewing and recommending adoption or termination of retirement and pension plans;
- Reviewing our compensation philosophy and establishing the compensation of our officers, other than the chief executive officer and president whose compensation is recommended by the Committee, and approved by all the outside directors; and
- Administering our stock incentive and stock based compensation plans.

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The Management Development and Compensation Committee is comprised solely of non-employee, independent members of the Board of Directors. The Committee held two meetings during the past fiscal year.

Corporate Governance Committee

The Corporate Governance Committee performs the following primary functions:

- Identifying, evaluating, and recommending director nominees to the Board to fill vacancies and to be elected at an annual meeting of the shareholders;

- Considering suggestions for director nominees from all sources, including shareholders (for the procedures to be followed by shareholders for nominating directors, see the discussion below under "Shareholder Proposals for the 2002 Annual Meeting");

- Recommending director compensation and benefit plans to the Board;

- Recommending committees of the Board and committee assignments, as well as tenure and other policies of the Board;

- Reviewing the functions of committees of the Board of Directors and recommending changes as deemed appropriate;

- Setting meeting schedules for the Board of Directors and recommending meeting schedules for the committees; and

- Facilitating the Board's evaluation of the Board's effectiveness.

The Corporate Governance Committee is comprised solely of non-employee, independent members of the Board of Directors. The Committee held three meetings during the past fiscal year.

Executive and Finance Committee

The Executive and Finance Committee is authorized to evaluate and review our financial position, capital structure, significant capital asset transactions, major acquisitions, and divestitures; and, during the intervals between meetings of the Board of Directors, to the extent permitted by law, to exercise all of the powers of the Board (except for certain reserved matters) in the management of our business.

The Committee held two meetings during the past fiscal year.

Investment Committee for the Harris Corporation Retirement Plans

The Investment Committee for the Harris Corporation Retirement Plans oversees the financial administration of our various major retirement and pension plans, including the selection and review of the performance of the investment funds and the independent investment advisors for the plans.

The Committee held four meetings during the past fiscal year.

Business Conduct Committee

The Business Conduct Committee reviews and oversees our continuing program relating to standards and controls within Harris for compliance with our standards of business conduct, sound business practices and legal requirements in connection with our business.

The Committee held two meetings during the past fiscal year.

COMMITTEE MEMBERSHIP

The current committee members for each of the six standing committees of the Board of Directors are set forth below, with the chairperson listed first:

Audit	Business Conduct	Corporate Governance
Ralph D. DeNunzio	Karen Katen	Alfred C. DeCrane, Jr.
Alfred C. DeCrane, Jr.	Alfred C. DeCrane, Jr.	Joseph L. Dionne
Gregory T. Swienton	Ralph D. DeNunzio	Karen Katen
Alexander B. Trowbridge	Joseph L. Dionne	
	John T. Hartley	
	Stephen P. Kaufman	
	Gregory T. Swienton	
	Alexander B. Trowbridge	

Executive and Finance	Investment Committee for the Harris Corporation Retirement Plans	Management Development and Compensation
John T. Hartley	John T. Hartley	Joseph L. Dionne
Ralph D. DeNunzio	Ralph D. DeNunzio	Karen Katen
Joseph L. Dionne	Phillip W. Farmer	Stephen P. Kaufman
Phillip W. Farmer	Gregory T. Swienton	

DIRECTOR COMPENSATION AND BENEFITS

Directors who are not employees of Harris receive the following fees for their services on the Board:

- $30,000 annual retainer fee for serving as a director;
- $1,500 annual retainer fee for each committee of which they are a member;
- An additional $3,000 annual retainer fee for each committee on which they serve as a committee chairperson;
- $1,200 for attendance at each Board meeting; and
- $800 for attendance at each committee meeting and for attendance at any other meeting devoted to our affairs.

We also reimburse each non-employee director for travel and out-of-pocket expenses incurred in connection with attendance at Board and committee meetings. In addition, we provide each non-employee director with travel, accident and disability insurance in the event that he or she is involved in an accident while traveling on business relating to Harris.

In addition to receiving reimbursement for tax preparation and estate planning services of up to $5,000 per year, non-employee directors may also participate in our matching gift program available to all employees, where we match contributions to eligible educational institutions and charitable organizations up to an annual maximum of $10,000 per director.

Employee directors are not compensated for their services as a director.

Stock Options

Under the Harris Corporation 2000 Stock Incentive Plan (the "2000 Stock Incentive Plan"), which plan was approved by shareholders at the 2000 Annual Meeting, each non-employee director is automatically granted an option to purchase 2,000 shares of our common stock on the date of each Annual Meeting of Shareholders. Non-employee directors also receive an automatic grant to purchase 2,000 Harris shares upon joining the Board. The options granted under the 2000 Stock Incentive Plan and its predecessor plan, the Harris Corporation Stock Incentive Plan (the "1990 Stock Incentive Plan") are non-qualified options for tax purposes, are priced at fair market value on the date of grant and become exercisable as follows:

- 50% of the option shares become exercisable on the first anniversary of the date of grant, and
- 25% of the option shares become exercisable on each of the next two succeeding anniversary dates.

Notwithstanding the above, in the event of a change in control of Harris, any non-employee director's options outstanding for more than one year at that time immediately become exercisable. In the case of options previously granted under the 1990 Stock Incentive Plan, a director may exercise vested options for a period of three years following the date of retirement; and, a director's vested options may be exercised by his or her estate or representative for a period of twelve months following the date of death. In the case of options granted to directors under the 2000 Stock Incentive Plan, such options continue to vest and may be exercised following retirement. In addition, such options fully vest upon a director's death. In any event, all options expire no more than ten years after the date of grant. Neither the Board nor any committee of the Board has any discretion with respect to options granted to non-employee directors.

Deferred Compensation

Under our previous Directors Retirement Plan, upon retirement or disability, a non-employee director with five or more years of service would receive an annual cash retirement benefit payable for life in an amount equal to 50% of the annual retainer fee then in effect, plus an additional 10% for each year of service in excess

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of five years, up to a maximum of 100% of the retainer fee. In the event of a change in control, a retired director who was a beneficiary under the plan would be paid a lump sum payment equal to the actuarial equivalent of the retirement benefit.

Effective January 1, 1998, the Board terminated the Directors Retirement Plan with respect to all future non-employee directors and converted the rights under such plan of all directors with less than ten years of service at such time into stock units under our 1997 Directors' Deferred Compensation and Annual Stock Unit Award Plan, described below. In addition, all non-employee directors with ten or more years of service at such time were given the option of retaining their rights under the Directors Retirement Plan based upon the 1997 annual retainer fee of $26,500 or converting their rights into stock units under our 1997 Plan.

Under the 1997 Plan, on January 1 of each year, each non-employee director is currently credited with 1,000 Harris stock equivalent units, which number may be changed from time to time by the Board. In addition, under the 1997 Plan, each non-employee director may make an irrevocable election each year to defer all or a portion of his or her fees. Deferred amounts may be invested in investment alternatives similar to those available under our 401(k) Retirement Plan or in stock units, pursuant to which a director's account is credited with a number of units of Harris stock equivalents based upon the fair market value of our common stock on the first day of the month following the calendar month in which the fees are deferred. Once amounts are credited in Harris stock equivalents, they may not be reallocated into any other investment alternatives and are payable only following the director's resignation, retirement, or death. Each stock unit is credited with dividend equivalents, which are deemed reinvested in additional Harris stock units on the dividend payment date. A director may elect to receive amounts deferred under the 1997 Plan, including amounts deferred in the form of Harris stock units, either in a lump sum cash payment on a date within five years of his or her resignation or retirement or in annual payments over a designated number of years, provided all amounts are fully paid within ten years of resignation or retirement. Within 90 days following a change of control, each director (or former director) will

receive a lump sum cash payment equal to the then remaining balance in his or her account.

Indemnification

We have entered into indemnification agreements with each of our directors and officers, including those executive officers named in the summary compensation table on page 18. These agreements require us to indemnify these directors and officers with respect to their activities as directors or officers of Harris or when serving at Harris' request as a director, officer or trustee of another corporation, trust or other enterprise against expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative to which they are, or are threatened to be made, parties as a result of their service to Harris. Harris will indemnify each such director or officer for any one or a combination of the following, whichever is most advantageous to such director or officer:

- The benefits provided by Harris' Restated Certificate of Incorporation and By-Laws in effect on the date of the indemnification agreement;
- The benefits provided by Harris' Restated Certificate of Incorporation and By-Laws at the time expenses are incurred by the director or officer;
- The benefits allowable under Delaware law in effect on the date of the indemnification agreement;
- The benefits allowable under the law of the jurisdiction under which Harris exists at the time expenses are incurred by the director or officer;
- The benefits available under liability insurance obtained by Harris; and
- Such other benefits as may be otherwise available to the director or officer under Harris' existing practices.

Under the indemnification agreements, each director or officer will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Harris with respect to suits or proceedings arising out of acts or omissions during his or her service to Harris.

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Director Retirement

It is our policy that directors retire from the Board effective at the end of the month in which they reach age 72. In addition, a director is expected to automatically tender his or her resignation in the event of retirement or other significant change in status from the position held at the time of election to the Board, although the Board may opt to have the director continue to serve on the Board.

OUR LARGEST SHAREHOLDERS

The rules of the SEC require disclosure regarding any person known to us to be a beneficial owner of more than five percent of our common stock.

The following table sets forth as of July 27, 2001, the beneficial ownership of our common stock by each person who has reported to the SEC beneficially owning more than five percent of our common stock, based on the reports filed by these persons.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Prudential Insurance Company of America .... 751 Broad Street Newark, New Jersey 07102-3777	5,037,927(1)	7.50%
Jennison Associates LLC .... 466 Lexington Avenue New York, New York 10017	4,870,700(2)	7.25%
Iridian Asset Management LLC .... 276 Post Road West Westport, Connecticut 06880-4704	4,151,300(3)	6.20%

(1) The information is based on an amended Schedule 13G with respect to our common stock filed by The Prudential Insurance Company of America with the SEC on January 29, 2001, in which The Prudential Insurance Company of America states that as of December 31, 2000, it has sole dispositive and voting power with respect to 626,400 shares and shared dispositive and voting power with respect to 4,411,527 shares.

(2) The information is based on an amended Schedule 13G with respect to our common stock filed by Jennison Associates LLC with the SEC on February 10, 2001, in which Jennison Associates LLC states that as of December 31, 2000, it has sole voting power and shared dispositive power with respect to 4,870,700 shares.

(3) The information is based on an amended Schedule 13G with respect to our common stock filed by Iridian Asset Management LLC with the SEC on February 7, 2001, in which Iridian Asset Management LLC states that as of December 31, 2000, it has shared voting and dispositive power with respect to 4,151,300 shares.

SHARES HELD BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of shares and equivalent units of our common stock, as of July 27, 2001, by each director, including the nominees for election at the 2001 Annual Meeting, each of the executive officers named in the summary compensation table below and all our directors and executive officers as a group. Except as otherwise noted, the named individual or family members had sole voting and investment power with respect to the securities.

Name	Shares Beneficially Owned (1)	Deferred Stock Units (2)
Directors		
Thomas A. Dattilo*	—	—
Alfred C. DeCrane, Jr.(3)	9,346	13,022
Ralph D. DeNunzio(3)	26,387	7,111
Joseph L. Dionne(3)	20,931	6,294
Phillip W. Farmer(4)**	615,629	7,596
John T. Hartley(3)(5)	43,989	4,787
Karen Katen(3)	14,367	10,749
Stephen P. Kaufman	2,000	1,509
Gregory T. Swienton	—	4,010
Alexander B. Trowbridge(3)	20,645	9,810
Named Executive Officers		
Richard L. Ballantyne(4)	69,543	1,088
Allen E. Dukes(4)(5)	42,229	623
Nick E. Heldreth(4)	87,475	1,112
Robert K. Henry(4)	55,388	718
Bryan R. Roub(4)(5)	212,096	3,313
All Directors and Executive Officers as a group (21 persons)(6)	1,454,191	74,731

* Mr. Dattilo was elected to our Board on August 24, 2001. He currently owns 1,000 shares of Harris common stock.

** Also a Named Executive Officer.

(1) No individual director, nominee for director, or named executive officer beneficially owns 1% or more of our outstanding common stock. The directors and executive officers, as a group, beneficially own 2.18% of our outstanding common stock.

(2) For the non-employee directors, this column includes stock equivalent units credited under our 1997 Plan discussed above under "Director Compensation," and for Mr. Hartley, also includes amounts deferred in the form of stock equivalent units under our Supplemental Executive Retirement Plan. For the executive officers, this column includes amounts deferred in the form of stock equivalent units under our Supplemental Executive Retirement Plan which are settled in cash following, or under certain circumstances prior to, retirement. These deferred stock equivalent units may not be voted or transferred.

(3) The shares reported include shares underlying options granted under our 1990 Stock Incentive Plan which are exercisable within 60 days of July 27, 2001, as follows: Mr. DeCrane — 7,163 shares; Mr. DeNunzio — 18,183 shares; Mr. Dionne — 15,979 shares; Mr. Hartley — 9,367 shares; Ms. Katen — 9,367 shares; and Mr. Trowbridge — 17,081 shares.

(4) The shares reported include (i) performance shares awarded under our 1990 Stock Incentive Plan for which the performance period had not expired and as to which the named individuals have sole voting power but no investment power, as follows: Mr. Farmer — 45,000 shares; Mr. Ballantyne — 7,500 shares; Mr. Dukes — 6,500 shares; Mr. Heldreth — 9,000 shares; Mr. Henry — 9,250 shares; and Mr. Roub — 15,000 shares; and (ii) shares underlying options granted under our 1990 Stock Incentive Plan which are exercisable or become exercisable within 60 days of July 27, 2001, as follows: Mr. Farmer — 408,046 shares; Mr. Ballantyne — 42,263 shares; Mr. Dukes — 26,364 shares; Mr. Heldreth — 53,798 shares; Mr. Henry — 45,815 shares; and Mr. Roub — 129,629 shares.

(5) The shares reported do not include shares owned by family members as follows: Mr. Dukes — 40 shares; Mr. Hartley — 2,000 shares; and Mr. Roub — 400 shares. Mr. Dukes, Mr. Hartley and Mr. Roub each disclaim beneficial ownership of such shares.

(6) The shares reported as owned by all directors and executive officers as a group include (i) 155,588 performance shares awarded to the executive officers under our 1990 Stock Incentive Plan as to which the executive officers have sole voting power but no investment power; and (ii) 939,605 shares underlying options granted under our 1990 Stock Incentive Plan which are exercisable or become exercisable within 60 days of July 27, 2001. The shares reported do not include 2,440 shares owned by family members, for which the directors and executive officers disclaim beneficial ownership.

REPORT OF THE AUDIT COMMITTEE

The role of the Audit Committee is, among other things, to assist the Board of Directors in its oversight of Harris' (i) accounting and financial reporting principles and policies and internal controls and procedures, (ii) financial statements and the audit of those statements, and (iii) selection of independent auditors and evaluation of their independence. The Board of Directors, in its business judgment, has determined that all members of the Audit Committee are "independent," as required by applicable listing standards of the New York Stock Exchange. The Audit Committee operates pursuant to a Charter that was last amended and restated by the Board of Directors on April 27, 2000, a copy of which is attached to this proxy statement as Exhibit A. As set forth in the Audit Committee Charter, management of Harris is responsible for the preparation, presentation, and integrity of Harris' financial statements, Harris' accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Our independent auditors, Ernst & Young LLP, are responsible for auditing Harris' consolidated financial statements and expressing an opinion as to whether they are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

In the performance of its oversight function, the Audit Committee has:

- Considered, reviewed and discussed the audited financial statements with management and our independent auditors including a discussion of the quality of the accounting principles, the reasonableness thereof, significant adjustments, and the clarity of disclosures in the financial statements;

- Discussed with our independent auditors the matters required to be discussed by Statements on Auditing Standards No. 61, *Communication with Audit Committees,* and No. 71, *Interim Financial Information,* as currently in effect;

- Received the written disclosures and the letter from our independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as currently in effect, and discussed the independence of Ernst & Young LLP with them; and

- Reviewed the services provided by our independent auditors other than their audit services and considered whether the provision of such other services by our independent auditors is compatible with maintaining their independence, and has discussed with the auditors the auditors' independence.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Harris' Annual Report on Form 10-K for the fiscal year ended June 29, 2001, filed with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors

Ralph D. DeNunzio, Chairperson
Alfred C. DeCrane, Jr.
Gregory T. Swienton
Alexander B. Trowbridge

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REPORT OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Management Development and Compensation Committee, which is comprised solely of non-employee directors, annually approves our compensation philosophy and the compensation, perquisites and other benefits for our executive officers under salary, incentive and other plans authorized by our Board of Directors or shareholders. In addition, the Committee annually recommends, for consideration and approval by all of the non-employee directors, the compensation for our Chief Executive Officer and President.

Compensation Philosophy

Our executive compensation philosophy is designed to meet our needs, as well as the needs of our executives and shareholders. The executive compensation program is intended to:

- Closely link compensation to an individual's performance and our financial results;

- Align the interests of our executives and shareholders by emphasizing both the short-term and strategic focus of our businesses and by facilitating management stock ownership; and

- Enable us to attract and retain a world-class management team.

This philosophy applies to all of our management employees, including the executive officers named in the summary compensation table.

Our executive compensation program has two major components:

- An annual cash component, consisting of a base salary and an incentive bonus based on the financial performance of (1) a division in the case of division management, (2) a division and Harris in the case of the division presidents, and (3) Harris in the case of the other corporate executives; and

- A long-term equity incentive component, consisting of stock options and performance shares.

We utilize a formal system for evaluating executive performance and determine executive annual cash compensation by reference to external industrial surveys of compensation of executives in similar positions, individual performance and experience in the position, proxy statement compensation analyses, and scope of responsibility. Payouts for annual cash incentive awards are based upon the degree to which an executive achieves the applicable net income, earnings per share and revenue targets established for the applicable business unit at the start of our fiscal year, as part of our strategic planning process. Similarly, long-term compensation in the form of performance shares is based upon the degree to which an executive attains financial and/or operating goals and objectives outlined in the strategic planning process. For the three-year performance period ended June 29, 2001, we used cumulative earnings per share for Harris and cumulative operating income, net income and return on capital for our divisions as the criteria for long-term compensation.

Our executive compensation program is designed to ensure that executive pay remains competitive with pay for comparable jobs, responsibilities and performance in leading industrial and technology companies. For this reason, we periodically retain outside compensation and benefit consultants to review our executive compensation programs.

Annual Cash Compensation

Annual cash compensation consists of a fixed salary and an opportunity for a variable cash performance incentive. Base salaries and planned cash incentive compensation targets for senior executives, other than the Chief Executive Officer and President, are recommended annually by our Chief Executive Officer and then reviewed and approved by the Management Development and Compensation Committee.

Our Annual Incentive Plan, which was approved by our shareholders at the 1995 Annual Meeting and which was reapproved by our shareholders at the 2000 Annual Meeting, provides for payment to executives of a specified cash amount (not to exceed 200% of the target amount) based upon the percentage achievement of specific financial objectives, including earnings per share and revenue growth. For fiscal 2001, annual incentive payments were based seventy-five percent upon

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the attainment of an earnings per share target, and in the case of division management, operating income targets of the applicable business unit and twenty-five percent upon revenue targets. Such targets were established at the start of fiscal 2001.

The percentage of an executive's annual cash compensation attributable to the incentive bonus increases proportionately with his or her level of management responsibility. For the executive officers named in the summary compensation table, planned cash incentive compensation ranged from 35% to 50% of total annual cash compensation for fiscal 2001. In limited circumstances, the Board or the Committee may also authorize a separate cash bonus or award.

Long-Term Compensation

Our stock incentive plans align executive and shareholder interests. The plans permit the granting of any or all of the following types of awards:

- Performance shares, or units, conditioned upon meeting specified performance criteria;
- Restricted stock or units;
- Stock options;
- Stock appreciation rights, independent of or in tandem with, stock options; and
- Other awards valued in whole or in part by reference to, or otherwise based on, our common stock.

The Management Development and Compensation Committee believes that, through the use of stock incentives, the interests of our executives are directly related to enhancing shareholder value.

With respect to performance share awards, at the beginning of an award cycle, the Committee determines the applicable performance criteria using our strategic planning process and a period of time (generally, three fiscal years) during which our performance is to be measured. The performance share award and option grants for senior executives, other than the Chief Executive Officer and President, are recommended by Mr. Farmer and then reviewed and approved by the Committee. The Committee grants each participant a specified number of performance shares at the start of the relevant period and establishes a means for computing the number of performance shares that can be earned during the period based

on the performance of (1) a division in the case of division management, (2) a division and Harris in the case of division presidents, and (3) Harris in the case of other corporate executives. Payouts for the three-year period ended June 29, 2001, ranged from zero to 100% of the performance share award granted at the start of the period. Performance shares are subject to forfeiture if the performance goals are not attained or if a participant's employment is terminated for certain reasons before the performance period has ended. The value of performance shares is based on the value of our common stock.

Stock options are granted at fair market value as of the date of grant, typically vest over three years, and have a term of not greater than ten years. Stock options provide value only when the price of our common stock increases above the option grant price.

Section 162(m) — Deductibility

Grants made to executive officers under our stock incentive plans and payments under the Annual Incentive Plan comply with the requirements of Internal Revenue Code Section 162(m) relating to the tax deductibility of certain compensation exceeding $1 million for executive officers named in the summary compensation table. In any year, however, the Board or the Committee may determine, in light of all applicable circumstances, that it would be in our best interests for compensation to be paid under those plans or otherwise in a manner so as not to qualify as performance-based under Section 162(m).

Benefits

In addition to base salary, annual cash incentives and stock-based compensation, employees, including executives, are also afforded other benefits. These benefits include group life and medical insurance as well as disability and retirement benefits. Where applicable, employees are responsible for managing benefit choices, balancing their own level of risk and return.

Chief Executive Officer Compensation

The Chief Executive Officer's base salary, incentive compensation, performance share awards and stock option grants are annually reviewed and recommended by the Management Development and Compensation Committee and approved by

15

the non-employee directors. In recommending Mr. Farmer's total annual compensation for fiscal 2001, the committee considered both Harris' performance and Mr. Farmer's individual performance by the same measures described above for determining executive officer compensation.

Under our Annual Incentive Plan, Mr. Farmer received annual cash incentive compensation for fiscal 2001 based upon 82.7% achievement of our earnings per share target and 103.1% achievement of our revenue target for the year. Mr. Farmer's long-term stock-based incentive compensation was based upon aggregate earnings per share performance compared with the aggregate earnings per

share target established for the three-year period ended June 29, 2001. Based upon our performance and the payout formula recommended by the Committee, the non-employee directors authorized a payout of 9,000 shares (60% of the grant for such period) for Mr. Farmer for the three-year period ended June 29, 2001.

Submitted by the Management Development and Compensation Committee of the Board of Directors

Joseph L. Dionne, Chairperson
Karen Katen
Stephen P. Kaufman

HARRIS STOCK PERFORMANCE GRAPH

The graph below compares the five-year cumulative total return of our common stock with the comparable five-year cumulative total returns of the S&P MidCap 400 Index and the S&P Technology Sector Index. The figures assume an initial investment of $100 on June 30, 1996 in Harris, the S&P MidCap 400 Index and the S&P Technology Sector Index, and the reinvestment of dividends, including the distribution to Harris shareholders of Lanier Worldwide, Inc. common stock on November 8, 1999. For purposes of this graph, the Lanier distribution is treated as a nontaxable cash dividend that would have been converted into additional Harris shares at the close of business on November 8, 1999.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG HARRIS, S&P MIDCAP 400 AND S&P TECHNOLOGY



FISCAL YEAR END	1996	1997	1998	1999	2000	2001
Harris	100	143	151	137	134	112
S&P MidCap 400*	100	123	157	184	215	234
S&P Technology	100	152	207	337	487	240

* In November 1999, Harris was moved from the S&P 500 Stock Index to the S&P MidCap 400 Index.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows the annual and long-term compensation for the fiscal years ended June 29, 2001, June 30, 2000 and July 2, 1999, of those executives who, at the end of fiscal 2001, were (1) our Chief Executive Officer, and (2) our other five most highly-compensated executive officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Underlying Options/SARs (#) (2)	LTIP Payouts (3) ($)	All Other Compensation (4)
Phillip W. Farmer Chairman, President and Chief Executive Officer	2001 2000 1999	$832,308 $787,692 $791,667	$737,793 $662,340 $498,160	$ 9,000 $209,025 $ 72,000	100,000 82,650 82,650	$244,890 $687,750 $945,000	$186,581 $387,532 $449,986
Richard L. Ballantyne Vice President — General Counsel and Secretary	2001 2000 1999	$248,077 $236,308 $238,333	$140,532 $124,189 $ 93,405	$ 1,500 $ 26,128 $ 6,720	17,000 11,020 8,816	$ 24,489 $ 68,775 $ 78,750	$ 45,797 $ 42,249 $ 52,822
Allen E. Dukes President, Microwave Communications Division	2001 2000 1999	$250,975 $163,077 $152,115	$149,311 $129,938 $ 91,429	$147,390 $ 22,620 $ 6,624	31,077 14,078 10,623	$ 22,802 $ 68,775 $ 85,050	$ 44,141 $ 30,715 $ 35,678
Nick E. Heldreth Vice President — Human Resources and Corporate Relations	2001 2000 1999	$248,077 $236,308 $233,333	$140,532 $124,189 $ 93,405	$ 1,800 $ 31,354 $ 8,352	20,000 16,530 16,530	$ 48,978 $ 68,775 $ 85,050	$ 44,254 $ 40,826 $ 50,257
Robert K. Henry President, Government Communications Systems Division	2001 2000 1999	$264,231 $233,269 $204,039	$190,091 $159,924 $ 87,699	$ 1,850 $ 18,290 $ 11,838	20,000 13,224 17,632	$ 26,067 $ 0 $ 0	$ 50,010 $ 41,905 $ 25,430
Bryan R. Roub Senior Vice President and Chief Financial Officer	2001 2000 1999	$327,115 $310,154 $312,500	$263,498 $235,959 $177,470	$ 3,000 $ 69,675 $ 24,000	35,000 27,550 27,550	$ 81,630 $229,250 $315,000	$ 63,926 $ 58,021 $ 66,736

(1) Except for Mr. Dukes and Mr. Henry, none of the executive officers named in the summary compensation table received personal benefits in excess of the lesser of $50,000 or 10% of annual salary and bonus for fiscal 2001, 2000 or 1999. The amounts reported under "Other Annual Compensation" represent (i) cash dividend equivalent payments on outstanding performance shares granted under our 1990 Stock Incentive Plan for which the performance period had not expired, and (ii) for fiscal 2000 also includes the value of the distribution of shares of Lanier Worldwide, Inc. common stock in respect of outstanding performance shares granted under our 1990 Stock Incentive Plan for which the performance period had not expired. The value of the shares of Lanier Worldwide, Inc. common stock is based upon the $3.09 average of the high and low trading price of the Lanier common stock on November 8, 1999. Mr. Dukes' personal benefits in fiscal 2001 include a $50,000 disruption payment in connection with joining the Microwave Communications Division and relocating to Redwood Shores, California and $96,140 for certain relocation expenses, reimbursement, and related tax equalization payments and $1,250 for dividend equivalent payments on outstanding performance shares. Mr. Henry's personal benefits include $10,638 in fiscal 1999 for certain relocation expenses, reimbursements, and related tax equalization payments and for fiscal 1999 also includes $1,200 for dividend equivalent payments on outstanding performance shares.

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(2) The number of securities underlying options for fiscal years 2000 and 1999 has been adjusted in connection with the spin-off of Lanier Worldwide, Inc.

(3) The value of the performance shares earned for the three-year performance period ended June 29, 2001 (Mr. Farmer — 9,000 shares; Mr. Ballantyne — 900 shares; Mr. Dukes — 838 shares; Mr. Heldreth — 1,800 shares; Mr. Henry — 958 shares; and Mr. Roub — 3,000 shares), is based upon the $27.21 closing price of our common stock on June 29, 2001. The value of the performance shares earned for the three-year performance period ended June 30, 2000 (Mr. Farmer — 21,000 shares; Mr. Ballantyne — 2,100 shares; Mr. Dukes — 2,100 shares; Mr. Heldreth — 2,100 shares; and Mr. Roub — 7,000 shares), is based upon the $32.75 closing price of our common stock on June 30, 2000. The value of the performance shares earned for the three-year performance period ended July 2, 1999 (Mr. Farmer— 24,000 shares; Mr. Ballantyne — 2,000 shares; Mr. Dukes — 2,160 shares; Mr. Heldreth — 2,160 shares; and Mr. Roub — 8,000 shares), is based upon the $39.375 closing price of our common stock on July 1, 1999 (the last trading day of fiscal 1999).

As of June 29, 2001, the aggregate number and value of performance shares awarded under the 1990 Stock Incentive Plan for which the performance period had not expired (excluding the number and value of performance shares with a performance period ended on June 29, 2001) is as follows: Mr. Farmer — 30,000 shares, with a value of $816,300; Mr. Ballantyne — 6,000 shares, with a value of $163,260; Mr. Dukes — 5,000 shares, with a value of $136,050; Mr. Heldreth — 6,000 shares, with a value of $163,260; Mr. Henry — 8,000 shares, with a value of $217,680; and Mr. Roub — 10,000 shares, with a value of $272,100. The value of the aggregate unearned performance shares is based upon the $27.21 closing price of our common stock on June 29, 2001. Performance shares that were not earned for the three-year period ended June 29, 2001 were forfeited by the named executive officers and returned to Harris. Performance shares forfeited for the performance period ended June 29, 2001 are as follows: Mr. Farmer — 6,000 shares; Mr. Ballantyne — 600 shares; Mr. Dukes — 662 shares; Mr. Heldreth — 1,200 shares; Mr. Henry — 292 shares; and Mr. Roub — 2,000 shares.

(4) Amounts reported include:

(i) Contributions to the Harris Corporation Retirement Plan for fiscal 2001: Mr. Farmer — $18,222; Mr. Ballantyne — $18,758; Mr. Dukes — $13,102; Mr. Heldreth — $12,203; Mr. Henry — $12,009; and Mr. Roub — $12,417; for fiscal 2000: Mr. Farmer — $17,997; Mr. Ballantyne — $17,955; Mr. Dukes — $15,898; Mr. Heldreth — $12,050; Mr. Henry — $12,313; and Mr. Roub — $12,027; for fiscal 1999: Mr. Farmer — $20,000; Mr. Ballantyne — $17,944; Mr. Dukes — $17,718; Mr. Heldreth — $13,926; Mr. Henry — $17,425; and Mr. Roub — $20,000.

(ii) Contributions to our Supplemental Executive Retirement Plan for fiscal 2001: Mr. Farmer — $156,875; Mr. Ballantyne — $22,610; Mr. Dukes — $29,617; Mr. Heldreth — $29,165; Mr. Henry — $36,349; and Mr. Roub — $51,509; for fiscal 2000: Mr. Farmer — $358,371; Mr. Ballantyne — $20,213; Mr. Dukes — $13,809; Mr. Heldreth — $26,117; Mr. Henry — $28,243; and Mr. Roub — $45,994; for fiscal 1999: Mr. Farmer — $409,628; Mr. Ballantyne — $28,752; Mr. Dukes — $15,862; Mr. Heldreth — $31,658; Mr. Henry — $6,035; and Mr. Roub — $46,736.

(iii) The taxable portion of premiums on life insurance provided by Harris for fiscal 2001: Mr. Farmer — $11,484; Mr. Ballantyne — $4,429; Mr. Dukes — $1,422; Mr. Heldreth — $2,886; and Mr. Henry — $1,652; for fiscal 2000: Mr. Farmer — $11,164; Mr. Ballantyne — $4,081; Mr. Dukes — $1,008; Mr. Heldreth — $2,659; and Mr. Henry — $1,349; for fiscal 1999: Mr. Farmer — $20,358; Mr. Ballantyne — $6,126; Mr. Dukes — $2,098; Mr. Heldreth — $4,673; and Mr. Henry — $1,970.

Option/SAR Grants in Last Fiscal Year

The table below gives more information on stock options granted under our stock incentive plans during the 2001 fiscal year. Amounts shown for potential realizable values are based upon assumed annualized rates of stock price appreciation of 5% and 10% over the full ten-year term of the options, as required by the SEC, and are not intended to represent or forecast possible future appreciation, if any, of our common stock price. No gain to the optionee is possible unless the stock price increases over the option term.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
Name	Number of Securities Underlying Options/SARs Granted(1)(#)	% of Total Options/SARs Granted to Employees in Fiscal Year(3)	Exercise or Base Price ($/Share)	Expiration Date	5%($)	10%($)
P. W. Farmer	100,000	7.11%	$29.13	8/25/10	$1,831,656	$4,641,775
R. L. Ballantyne	17,000	1.21%	$29.13	8/25/10	$ 311,381	$ 789,102
A. E. Dukes	3,077	0.22%	$29.42	8/27/09	$ 45,203	$ 109,178
	8,000	0.57%	$29.13	8/25/10	$ 146,532	$ 371,342
	20,000	1.42%	$23.00	10/11/10	$ 289,292	$ 733,122
	31,077	2.21%			$ 481,027	$1,213,642
N. E. Heldreth	20,000	1.42%	$29.13	8/25/10	$ 366,331	$ 928,355
R. K. Henry	20,000	1.42%	$29.13	8/25/10	$ 366,331	$ 928,355
B. R. Roub	35,000	2.49%	$29.13	8/25/10	$ 641,079	$1,624,621
Shareholder Gain (2)					$1,126,676,698	$2,855,871,911
Named Executive Officers' Gain as a % of All Shareholder Gain					0.35%	0.35%

(1) All stock option grants were made under our 1990 Stock Incentive Plan. Each stock option generally expires after ten years from the date of grant and is exercisable in installments of: 50% after one year; 75% after two years; and 100% after three years. The exercise price is the closing price of a share of our common stock on the date of grant and may be paid in cash and/or shares of our common stock, or an optionholder may use "cashless exercise" procedures. If shares of common stock are delivered in payment of the exercise price, we will grant a Restoration Stock Option ("RSO") equal to the number of shares used to exercise the stock option. The expiration date of these RSOs is the same as the expiration date of the underlying options. RSO grants are non-qualified and are exercisable commencing six months after the date of grant at the fair market value on the grant date. In the event of a change in control, outstanding options immediately vest. Other than the options to purchase 3,077 shares (which is an RSO) and 20,000 shares granted to Mr. Dukes, all other options listed in the table were granted on August 25, 2000.

(2) Shareholder gain reflects the hypothetical increase in market value of our common stock for all shareholders, assuming annual stock price appreciation of 5% and 10%, respectively, over a ten-year period.

(3) In fiscal 2001, Harris granted stock options covering a total of 1,406,577 shares of common stock to Harris employees under all stock option plans maintained by Harris and this number was used in calculating the percentages.

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year-End Option/SAR Values

The table below presents information with respect to the number of shares acquired upon exercise of stock options and the aggregate gains realized on exercises during fiscal 2001 for those executive officers named in the summary compensation table. The table also sets forth the number of shares covered by exercisable and unexercisable options held by those executives on June 29, 2001, and the aggregate gains that would have been realized had these options been exercised on June 29, 2001, even though they were not exercised and the unexercisable options could not have been exercised on that date.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(1)($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
P. W. Farmer	0	0	316,722	161,986	$142,952	$102,574
R. L. Ballantyne	0	0	28,804	24,714	$ 15,359	$ 13,677
A. E. Dukes	3,858	$24,198	18,508	36,861	$ 0.00	$ 93,771
N. E. Heldreth	0	0	35,534	32,396	$ 21,359	$ 20,513
R. K. Henry	0	0	30,856	31,020	$ 16,412	$ 16,412
B. R. Roub	0	0	98,355	55,661	$ 46,307	$ 34,190

(1) Market value of shares underlying in-the-money options on June 29, 2001, less option exercise price. The market value is based upon the June 29, 2001 closing price of $27.21 per share of our common stock reported as New York Stock Exchange Composite Transactions.

21

Long-Term Incentive Plans — Awards in Last Fiscal Year

The table below sets forth information with respect to awards of performance shares granted under our 1990 Stock Incentive Plan during the 2001 fiscal year to those executive officers named in the summary compensation table. The performance period for the awards in the table is the three-year period ending June 30, 2003.

Name	Number of Shares	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold Shares (#)	Target Shares (#)	Maximum Shares (#)
P. W. Farmer	15,000	6/30/2003	0	15,000	30,000
R. L. Ballantyne	3,000	6/30/2003	0	3,000	6,000
A. E. Dukes	3,000	6/30/2003	0	3,000	6,000
N. E. Heldreth	3,000	6/30/2003	0	3,000	6,000
R. K. Henry	4,000	6/30/2003	0	4,000	8,000
B. R. Roub	5,000	6/30/2003	0	5,000	10,000

Awards of performance shares to participants under our stock incentive plans are made at the beginning of each performance period and are earned based on the performance of a business unit, Harris, or some combination thereof. The plans are designed to motivate key employees to maximize shareholder value by aligning their interests with shareholder interests. The payout is determined by the non-employee directors in the case of the Chief Executive Officer and by the Management Development and Compensation Committee in the case of the other executive officers, and is based upon financial performance compared with strategic plan objectives. Performance criteria include our cumulative earnings per share during the three-year strategic plan cycle for Messrs. Farmer, Ballantyne, Heldreth and Roub. In the case of Mr. Henry, 80% of the award is based upon relevant division operating income and return on capital during the strategic plan cycle and 20% on earnings per share and return on capital during the strategic plan cycle. In the case of Mr. Dukes 87% of the award is based upon relevant division operating income and return on capital during the strategic plan cycle and 13% on Harris' earnings per share during such cycle. Share payouts are made following the determination of the Committee and, in the case of the Chief Executive Officer, the non-employee directors, and range from zero to a maximum of 200% of the original shares awarded. The terms of these awards comply with Internal Revenue Code Section 162(m) requirements. Participants receive quarterly cash payments on the performance share awards in an amount equal to dividends paid to shareholders on our common stock.

In the event of a change in control, the performance objectives applicable to the award are deemed to be attained, and performance shares are paid out at the end of the performance period, provided however:

- In the event of death, disability, retirement or involuntary termination other than for cause, the shares are paid as soon as practicable;

- In the event of resignation or termination for cause, the shares are forfeited; and

- In the event of certain defined changes in our capital structure, then, at the participant's election, the award is paid in shares or cash, as soon as practicable.

22

Executive Severance Agreements

To provide continuity of management and dedication of our corporate executives in the event of a threatened or actual change in control of Harris, our Board has approved severance agreements for our officers and key managers, including those officers named in the summary compensation table. Under these agreements, officers and key managers of Harris are provided with severance benefits in the event the executive's employment is terminated by Harris without cause, or by the executive for good reason, within two years following a change in control (all terms as defined in the severance agreement). Under the severance agreement, the executive agrees not to voluntarily terminate his or her employment with Harris during the six-month period following a change in control.

If triggered, the lump-sum severance benefit payable under the severance agreement equals the sum of (a) the executive's unpaid base salary through the date of termination, a pro rata annual bonus (as determined under the severance agreement) and any compensation deferred by the executive other than under a tax-qualified plan and any accrued vacation pay; and (b) from one to three times the executive's highest annual rate of base salary during the 12-month period prior to the date of termination and from one to

three times the greater of the executive's highest annual bonus in the last three years, the executive's target bonus for the year during which the change in control occurred, or the executive's target bonus for the year in which the executive's employment is terminated. Payment amounts are three times compensation for Mr. Farmer, Mr. Ballantyne, Mr. Heldreth and Mr. Roub, and two times compensation for Mr. Dukes and Mr. Henry. In addition, the executive receives the same level of medical, dental, accident, disability, life insurance and any similar benefits (or the highest level of coverage provided to active executives, if more favorable). The executive also receives reimbursement for any relocation expense related to pursuit of other business opportunities incurred within two years following the date of termination, for recruitment or placement services of up to $4,000 and for professional financial or tax planning services of up to $5,000 per year. The severance agreement also provides for a tax gross-up payment to the executive in the event that payment of any severance benefits are subject to excise tax imposed under Section 4999 of the Internal Revenue Code. In addition, Harris will reimburse the executive for any legal fees and costs with respect to any dispute arising under the severance agreement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, as well as persons who own more than ten percent of our outstanding shares of common stock, to file reports of ownership and changes in ownership of our common stock with the SEC and the New York Stock Exchange. We have procedures in place to assist our directors and

executive officers in preparing and filing these reports on a timely basis.

Based solely upon a review of the forms furnished to us, or written representations from certain persons that no Forms 5 were required, we believe that all required forms have been timely filed for fiscal 2001.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Fees Paid to Independent Auditors

Ernst & Young LLP served as Harris' independent auditors for the fiscal year ended June 29, 2001. In addition to the engagement to audit Harris' financial statements and to review the financial statements included in Harris' quarterly reports on Form 10-Q, Ernst & Young LLP was also engaged by Harris during fiscal 2001 to perform certain non-audit services. The aggregate fees billed by Ernst & Young LLP for these services for the fiscal year ended June 29, 2001, were as follows:

- **Audit Fees.** Ernst & Young's fees for professional services rendered for the audit of Harris' annual consolidated financial statements for the fiscal year ended June 29, 2001, and the review of the unaudited interim financial statement were $863,000.

- **Financial Information Systems Design and Implementation Fees.** Ernst & Young did not perform any professional services with respect to financial information systems design and implementation for the fiscal year ended June 29, 2001.

- **All Other Fees.** Ernst & Young's fees for all other professional services rendered to Harris during fiscal 2001, were $967,000, including audit related services of $584,000

and non-audit services of $383,000. Audit related services included fees for due diligence on acquisitions, foreign subsidiary statutory audits and accounting consultations. Non-audit services include fees for tax consultation, expatriate administration, foreign subsidiary tax preparation, and other consultations.

Appointment of Independent Auditors for Fiscal 2002

Upon the recommendation of the Audit Committee, the Board of Directors has appointed Ernst & Young LLP to audit our books and accounts for the fiscal year ending June 28, 2002.

Although applicable law does not require shareholder ratification of the appointment, the Board has decided to ascertain the position of shareholders on the appointment. We expect that a representative of Ernst & Young LLP will be present at the Annual Meeting to respond to appropriate questions of shareholders and to make a statement if he or she desires to do so.

Recommendation Regarding Proposal 2

Our Board of Directors recommends that you vote FOR ratification of the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending June 28, 2002.

SHAREHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING

Pursuant to applicable requirements of the Securities Exchange Act, in order to be considered for inclusion in our proxy statement for the 2002 Annual Meeting, we must receive any proposals that shareholders wish to present no later than May 17, 2002.

In addition, our By-Laws provide that for any shareholder proposal or director nomination to be properly presented at the 2002 Annual Meeting, we must receive notice of the matter not less than 90 nor more than 120 days prior to October 26, 2002. To be timely, the notice for the 2002 Annual Meeting of Shareholders must be received by our Corporate Secretary no earlier than June 28, 2002 and no later than July 28, 2002. Each notice of nomination must contain the name and address of the shareholder who intends to make the nomination, the name, address and

written consent of the nominee and any other nominee information as would be required to be disclosed in a proxy solicitation. You may obtain a copy of the By-Laws upon written request to our Corporate Secretary.

Our Corporate Governance Committee will consider shareholders' nominees for the Board of Directors and shareholder proposals submitted for a meeting. A nomination or proposal that does not supply adequate information about the nominee or proposal, and the shareholder making the nomination or proposal, will be disregarded. You should address all nominations or proposals to:

Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

DISCRETIONARY VOTING ON OTHER MATTERS

Except for the matters described in this proxy statement, the Board of Directors is not aware of any matter that will or may be presented at the Annual Meeting. If any other matter is properly brought before the Annual Meeting, the persons named in the proxy card or voting instructions intend to vote the shares to which we have received proxies in accordance with their best judgment.

By Order of the Board of Directors
Richard L. Ballantyne
Corporate Secretary

Melbourne, Florida
September 14, 2001

Exhibit A
Audit Committee Charter

HARRIS CORPORATION

AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

I. Purpose

To assist the Board of Directors in fulfilling its responsibilities to: (i) oversee the Corporation's accounting and financial reporting principles and policies and internal controls and procedures; (ii) oversee the Corporation's financial statements and the independent audit; and (iii) select the Corporation's outside auditors and evaluate their independence.

II. Membership; Quorum for Meetings

The Committee shall consist of not less than three members of the Board, each of whom shall be non-employee Directors, and shall have no relationship to the Corporation that may interfere with the exercise of independence from management and the Corporation and shall otherwise satisfy the applicable membership requirements of the rules of the New York Stock Exchange as such rules are interpreted by the Board of Directors and who shall be designated by the Board and consent to serve. A majority of the members of the Committee shall constitute a quorum to transact business.

III. Duties and Responsibilities

The function of the Audit Committee is oversight. Primary responsibility for the Corporation's financial reporting and internal operating controls is vested in the Corporation's management as overseen by the Board of Directors. Management and the internal auditing department are responsible for maintaining and evaluating appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The outside auditors are responsible for planning and carrying out an audit in accordance with generally accepted auditing standards and performing reviews of the Corporation's quarterly financial statements in accordance with SAS 71 prior to the filing of each quarterly report on Form 10-Q, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct auditing or accounting reviews or procedures, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation that it receives information from and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors).

The outside auditors for the Corporation are ultimately accountable to the Board of Directors (as assisted by the Audit Committee). The Board of Directors, with the assistance of the Audit Committee, has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditors (or to nominate the outside auditors to be proposed for shareholder approval in the proxy statement).

The outside auditors shall submit to the Corporation annually a formal written statement delineating all relationships between the outside auditors and the Corporation ("Statement as to Independence"), addressing at least the matters set forth in Independence Standards Board No. 1.

To carry out its purposes, the Audit Committee shall have the following duties and responsibilities:

1. with respect to the outside auditor,

    (i) to provide advice to the Board of Directors in selecting, evaluating or replacing outside auditors;

    (ii) to review the fees charged by the outside auditors for audit and non-audit services;

    (iii) to ensure that the outside auditors prepare and deliver annually a Statement as to Independence (it being understood that the outside auditors are responsible for the accuracy and completeness of this Statement), to discuss with the outside auditors any relationships or services disclosed in this Statement that may impact the objectivity and independence of the Corporation's outside auditors and to recommend that the Board of Directors take appropriate action in response to this Statement to satisfy itself of the outside auditors' independence; and

    (iv) to instruct the outside auditors that the outside auditors are ultimately accountable to the Board of Directors and Audit Committee;

2. with respect to the internal auditing department,

    (i) to review the appointment and replacement of the director of the internal auditing department; and

    (ii) to advise the director of the internal auditing department that he or she is expected to provide to the Audit Committee summaries of the significant identified control issues and management's response thereto; and to advise the Audit Committee of any significant changes to the internal audit department charter, staffing or budget;

3. with respect to financial reporting principles and policies and internal audit controls and procedures,

    (i)   to advise management, the internal auditing department and the outside auditors that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

    (ii) to consider any reports or communications (and management's and/or the internal audit department's responses thereto) submitted to the Audit Committee by the outside auditors required by or referred to in SAS 61 (as codified by AU Section 380), as may be modified or supplemented;

    (iii) to meet with management, the director of the internal auditing department and/or the outside auditors:

        • to discuss the scope of the annual audit;

        • to discuss the audited financial statements;

        • to discuss any significant matters arising from any audit or report or communication referred to in items 2(ii) or 3(ii) above, whether raised by management, the internal auditing department or the outside auditors, relating to the Corporation's financial statements;

        • to discuss the form of opinion the outside auditors propose to render to the Board of Directors and shareholders;

        • to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the outside auditors, the internal auditing department or management; and

        • to inquire about significant risks and exposures, if any, and the steps taken to monitor and minimize such risks;

<ol type="i" start="4">
to obtain from the outside auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements required under the Securities Act of 1934; and
to discuss with the Corporation's General Counsel any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies; and

4. with respect to reporting and recommendations,

<ol type="i">
to report on matters required by the rules of the Securities and Exchange Commission to be disclosed in the Corporation's annual proxy statement;
to review and reassess this Charter at least annually and recommend any changes to the full Board of Directors; and
to report its activities to the full Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate.

IV.   Meeting Times

The Committee shall meet periodically as set forth in the annual schedule of Board and Committee meetings and as necessary upon the request of the Chairman of the Committee or upon the initiation of any one of the Committee members. In addition, the Audit Committee shall meet separately at least annually with management, the director of the internal auditing department and the outside auditors to discuss any matters that the Audit Committee or any of these persons or firms believe should be discussed privately with the Committee. The Audit Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or outside auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. Members of the Audit Committee may participate in a meeting of the Audit Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Except in extraordinary circumstances as determined by the Committee Chairman, notice shall be delivered to all Committee members at least forty-eight hours in advance of the meeting date. Any action required or permitted to be taken at a meeting of the Committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the members of the Committee. Such written consent shall have the same force and effect as a unanimous vote of the Committee.

V.   Accountability

At the next meeting of the Board of Directors following any meeting of the Committee, a report of Committee findings and actions shall be rendered by the Chairman of the Committee.

Approved by the Committee in October 1993, amended December 6, 1996, and amended April 27, 2000.

P R O X Y

HARRIS CORPORATION

Melbourne, Florida 32919

This proxy is solicited on behalf of the Board of Directors of
Harris Corporation and, unless otherwise directed, will be voted:
FOR Proposal 1, the election of three Directors; and FOR
Proposal 2, ratification of the appointment of independent
auditors.

The undersigned hereby appoints Phillip W. Farmer, Bryan R. Roub
and Richard L. Ballantyne, jointly or individually, proxies with
power of substitution to vote all shares the undersigned is
entitled to vote at the Annual Meeting of Shareholders on
October 26, 2001 or any adjournment thereof. The proxies are
instructed as indicated on the reverse side. This proxy revokes
all prior proxies given by the undersigned.

Please sign on the reverse side exactly as name or names appear
there. If stock is held in the name of joint holders, each should
sign. If you are signing as trustee, executor, etc., please so
indicate.

(This Proxy is Continued And To Be Signed On The Reverse Side)

- FOLD AND DETACH HERE -



YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Mark, sign and date your proxy card and return
   it promptly in the enclosed envelope.

or

2. Call toll free 1-800-840-1208 on a Touch Tone
   telephone and follow the instructions on the
   reverse side. There is NO CHARGE to you for
   this call.

or

3. Vote via the Internet:
   http://www.proxyvoting.com/hrs by following the
   instructions on the reverse side.

PLEASE VOTE

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2

```
                                          PLEASE MARK   /X/
                                          YOUR VOTE AS
                                          INDICATED IN
                                          THIS EXAMPLE

                                          FOR ALL
                              FOR     WITHHOLD   EXCEPT
The Board recommends a vote "FOR"   / /       / /       / /
Proposal 1 -- Election of the following
nominees as Director for a three-year term
expiring in 2004:

01 Thomas A. Dattilo

02 Alfred C. DeCrane, Jr.

03 Phillip W. Farmer

--------------------------------------------------
Except Nominee(s) written above

                              FOR     AGAINST    ABSTAIN
The Board recommends a vote "FOR"   / /       / /       / /
Proposal 2 -- Ratification of the appointment
of Independent Auditors
```

 **PLEASE RETURN YOUR PROXY OR IF YOU WISH TO VOTE BY TELEPHONE OR INTERNET,
                PLEASE READ THE INSTRUCTIONS BELOW**

```
                              In their discretion, the proxies are
                              authorized to vote upon such other business
                              as may properly come before the meeting.

Signature(s) _____ Date _____, 2001
```

        NOTE: Please sign as name appears hereon. Joint owners should each
        sign. When signing as attorney, executor, administrator, trustee, or
        guardian, please give full title as such.

----
                        * FOLD AND DETACH HERE *

                          VOTE BY TELEPHONE

            CALL TOLL FREE ON A TOUCH-TONE TELEPHONE ANYTIME

                          1-800-840-1208

                THERE IS NO CHARGE TO YOU FOR THIS CALL.

                      QUICK EASY IMMEDIATE

   Your telephone vote authorizes the named proxies to vote your shares in
   the same manner as if you marked, signed and returned your proxy card.

   You will be asked to enter a Control Number which is located in the box
   in the lower right hand corner of this form.

   OPTION #1: To vote as the Board of Directors Recommends on ALL
             proposals: Press 1.

             WHEN ASKED, PLEASE CONFIRM YOUR VOTE BY PRESSING 1.

   OPTION #2: If you choose to vote on each proposal separately, press 0.
             You will hear these instructions:

      Proposal 1:   To vote FOR ALL nominees, press 1; to WITHHOLD FOR ALL
                    nominees, press 9.

                    To withhold FOR AN INDIVIDUAL nominee, press 0 and listen to
                    the instructions.

      Proposal 2:   To vote FOR, press 1; AGAINST, press 9; ABSTAIN, press 0.

             WHEN ASKED, PLEASE CONFIRM YOUR VOTE BY PRESSING 1.

                          VOTE VIA THE INTERNET
                       http://www.proxyvoting.com/hrs

   Your Internet vote authorizes the named proxies to vote your shares in the
   same manner as if you marked, signed and returned your proxy card. You
   must enter your control number listed below. Follow the simple
   instructions.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD
IF YOU VOTED BY PHONE OR VIA THE INTERNET.

INSTRUCTION CARD

HARRIS CORPORATION

Melbourne, Florida 32919

To Participants in the Harris Retirement Plan Harris Stock Fund:

This instruction card is solicited on behalf of the Harris Corporation Retirement Plan Trustee. Under the terms of the Retirement Plan, in connection with the Annual Meeting of Shareholders of Harris Corporation to be held on October 26, 2001, a participant may provide non-binding instructions to the Plan Trustee on how to vote the shares allocable to that participant's Harris Corporation Stock Fund Account.

You are encouraged to specify your choices. See reverse side. This instruction card will instruct the Plan Trustee to vote in the manner directed herein. If no direction is made, the instruction will be an instruction to the Plan Trustee to vote: FOR Proposal 1, the election of three Directors; and FOR Proposal 2, ratification of the appointment of independent auditors.

Please sign on the reverse side exactly as name or names appear there. If stock is held in the name of joint holders, each should sign. If you are signing as trustee, executor, etc., please so indicate.

(This Instruction Card is Continued And To Be Signed On The Reverse Side)

- FOLD AND DETACH HERE -



YOUR VOTE INSTRUCTION IS IMPORTANT!

You can give voting instructions in one of
three ways:

1. Mark, sign and date your instruction card and
   return it promptly in the enclosed envelope.

or

2. Call toll free 1-800-840-1208 on a Touch Tone
   telephone and follow the instructions on the
   reverse side. There is NO CHARGE to you for
   this call.

or

3. Vote via the Internet:
   http://www.proxyvoting.com/haplan by following
   the instructions on the reverse side.

PLEASE VOTE

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2

PLEASE MARK /X/
YOUR VOTE AS
INDICATED IN
THIS EXAMPLE

	FOR	WITHHOLD	FOR ALL EXCEPT
The Board recommends a vote "FOR" Proposal 1 -- Election of the following nominees as Director for a three-year term expiring in 2004:	/ /	/ /	/ /

01 Thomas A. Dattilo

02 Alfred C. DeCrane, Jr.

03 Phillip W. Farmer

Except Nominee(s) written above

	FOR	AGAINST	ABSTAIN
The Board recommends a vote "FOR" Proposal 2 -- Ratification of the appointment of Independent Auditors	/ /	/ /	/ /

PLEASE RETURN YOUR VOTING INSTRUCTION CARD OR IF YOU WISH TO VOTE BY TELEPHONE OR INTERNET, PLEASE READ THE INSTRUCTIONS BELOW

Signature(s) ____ Date ____, 2001

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.

----

* FOLD AND DETACH HERE *

VOTE BY TELEPHONE

CALL TOLL FREE ON A TOUCH-TONE TELEPHONE ANYTIME

1-800-840-1208

THERE IS NO CHARGE TO YOU FOR THIS CALL.

QUICK EASY IMMEDIATE

Your telephone vote instructs the Plan Trustee to vote your shares in the same manner as if you marked, signed and returned your instruction card.

You will be asked to enter a Control Number which is located in the box in the lower right hand corner of this form.

OPTION #1: To instruct a vote as the Board of Directors Recommends on ALL proposals: Press 1.

WHEN ASKED, PLEASE CONFIRM YOUR INSTRUCTION BY PRESSING 1.

OPTION #2: If you choose to instruct a vote on each proposal separately, press 0. You will hear these instructions:

Proposal 1: To vote FOR ALL nominees, press 1; to WITHHOLD FOR ALL nominees, press 9.

To withhold FOR AN INDIVIDUAL nominee, press 0 and listen to the instructions.

Proposal 2: To vote FOR, press 1; AGAINST, press 9; ABSTAIN, press 0.

WHEN ASKED, PLEASE CONFIRM YOUR INSTRUCTION BY PRESSING 1.

VOTE VIA THE INTERNET
http://www.proxyvoting.com/haplan

Your Internet voting instruction instructs the Plan Trustee to vote your shares in the same manner as if you marked, signed and returned your instruction card. You must enter your control number listed below. Follow the simple instructions.

PLEASE DO NOT RETURN THE ABOVE VOTING INSTRUCTION CARD IF YOU VOTED BY PHONE OR VIA THE INTERNET.